SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
             Under the Securities Exchange Act of 1934 (Amendment No. 1)


                           ARI Network Services, Inc.
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                                (Name of Issuer)

                          Common Stock, .001 Par Value
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                         (Title of Class of Securities)

                                    001930106
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                                 (CUSIP Number)

                               December 31, 1997
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             (Date of Event which Requires Filing of this Statement)

Check if the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g)     /  /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


<PAGE 2>
- --------------------
CUSIP No. 001930106
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1)      Names of Reporting Persons

         Matthew L. Feshbach

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2)      Check if a Member of a Group (See Instructions)
                                                                     (a) /  /
                                                                     (b) /  /

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3)      SEC Use Only

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4)     Source of Funds      PF

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5)     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items:
                                                                     2(d) /   /
                                                                     2(e) /   /

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6)      Citizenship or Place of Organization

         United States

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                      7)       Sole Voting Power
                               - 0 -
      NUMBER OF       ----------------------------------------------------------
       SHARES         8)       Shared Voting Power
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9)       Sole Dispositive Power
      REPORTING                - 0 -
       PERSON
         WITH         ----------------------------------------------------------
                     10)       Shared Dispositive Power

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11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                               - 0 -

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12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                              /   /

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13)    Percent of Class Represented by Amount in Row (11)
                                0%

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14)    Type of Reporting Person (See Instructions)
                                IN

<PAGE 3>

Item 1.    Security and Issuer

           Common Stock, $.001 par value
           ARI  Network Services, Inc.
           330 East Kilbourn Ave., Milwaukee, WI 53202-3166.

Item 2.    Identity and Background

           (a)     Name

                   Matthew L. Feshbach,

           (b)     Address of Principal Business Office or, if none, Residence:

                   425 Sherman Avenue, Suite 220
                   Palo Alto, CA 94306

           (c)     Present principal occupation or employment

                   partner of Feshbach Brothers, a California general partnership, and director of Feshbach Brothers Investor Services Inc., affiliated broker dealer.
                   425 Sherman Avenue, Suite 220, Palo Alto, California 94306.

	  (d)-(e) Reporting Person has not, within the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of the type specified.

	  (f)      United States


Item 3.   Source and amount of Funds or Other Consideration

          Not applicable. Reporting Person no longer holds any securities of Issuer.


Item 4.   Purpose of Transaction

          (a) - (j)  Not applicable.

Item 5.   Interest in Securities of Issuer

          (a)      Not applicable.

          (b)      Not applicable.

          (c)      Not applicable.

          (d)      Not applicable.

          (e)      December 31, 1997.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

          None

Item 7.   Material to Be Filed as Exhibits

          None.

          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 1998                                 /S/     Matthew L. Feshbach